Exhibit 99.1

Yatsen Announces First Quarter 2024 Financial Results

Conference Call to Be Held at 7:30 A.M. U.S. Eastern Time on May 22, 2024

GUANGZHOU, China, May 22, 2024 – Yatsen Holding Limited (“Yatsen” or the “Company”) (NYSE: YSG), a leading China-based beauty group, today announced its unaudited financial results for the first quarter ended March 31, 2024.

First Quarter 2024 Highlights

•
Total net revenues for the first quarter of 2024 increased by 1.0% to RMB773.4 million (US$107.1 million) from RMB765.4 million for the prior year period.

•
Total net revenues from Skincare Brands1 for the first quarter of 2024 increased by 0.1% to RMB245.3 million (US$34.0 million) from RMB245.1 million for the prior year period. As a percentage of total net revenues, total net revenues from Skincare Brands for the first quarter of 2024 were 31.7%, as compared with 32.0% for the prior year period.

•
Gross margin for the first quarter of 2024 was 77.7%, as compared with 74.3% for the prior year period.
•
Net loss for the first quarter of 2024 was RMB124.9 million (US$17.3 million), as compared with net income of RMB50.7 million for the prior year period. Non-GAAP net loss2 for the first quarter of 2024 was RMB83.8 million (US$11.6 million), as compared with RMB25.8 million for the prior year period.

1 Include net revenues from Galénic, DR.WU (its mainland China business), Eve Lom and other skincare brands of the Company.

2 Non-GAAP net loss is a non-GAAP financial measure. Effective from the fourth quarter of 2023, non-GAAP net loss is defined as net loss excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions, (iii) revaluation of investments on the share of equity method investments, (iv) impairment of goodwill and (v) tax effects on non-GAAP adjustments. Non-GAAP net loss for the prior year period presented in this document is also calculated in the same manner.

Mr. Jinfeng Huang, Founder, Chairman and Chief Executive Officer of Yatsen, stated, “In the first quarter of 2024, we continued to build on the growth trajectory initiated in the fourth quarter of 2023. Amid a relatively mild season, we achieved 1.0% year-over-year revenue growth. As we move into the second quarter, we will remain committed to strengthening our current hero products’ market position and further expanding our product portfolio.”

Mr. Donghao Yang, Director and Chief Financial Officer of Yatsen, commented, “We marked a good start to the year with revenue growth in the first quarter. Our gross margin increased again by 3.4 percentage points year over year to 77.7%. As a result of increased investments in the Douyin platform and new product launches, as well as efforts in brand equity building across our portfolio, our operating expenses increased as a percentage of total net revenues. Going forward, we will continue to balance the need to capture market opportunities with cost optimization.”

First Quarter 2024 Financial Results

Net Revenues

Total net revenues for the first quarter of 2024 increased by 1.0% to RMB773.4 million (US$107.1 million) from RMB765.4 million for the prior year period. The increase was primarily attributable to a 3.2% year-over-year increase in net revenues from Color Cosmetics Brands,3 combined with a 0.1% year-over-year increase in net revenues from Skincare Brands.

3 Include Perfect Diary, Little Ondine, Pink Bear and other color cosmetics brands of the Company.

Gross Profit and Gross Margin

Gross profit for the first quarter of 2024 increased by 5.7% to RMB600.9 million (US$83.2 million) from RMB568.7 million for the prior year period. Gross margin for the first quarter of 2024 increased to 77.7% from 74.3% for the prior year period. The increase was primarily driven by an increase in sales of higher-gross margin products.

Operating Expenses

Total operating expenses for the first quarter of 2024 increased by 31.7% to RMB758.7 million (US$105.1 million) from RMB575.9 million for the prior year period. As a percentage of total net revenues, total operating expenses for the first quarter of 2024 were 98.1%, as compared with 75.2% for the prior year period.

•
Fulfillment Expenses. Fulfillment expenses for the first quarter of 2024 were RMB51.4 million (US$7.1 million), as compared with RMB51.9 million for the prior year period. As a percentage of total net revenues, fulfillment expenses for the first quarter of 2024 decreased to 6.7% from 6.8% for the prior year period.

•
Selling and Marketing Expenses. Selling and marketing expenses for the first quarter of 2024 were RMB539.2 million (US$74.7 million), as compared with RMB459.0 million for the prior year period. As a percentage of total net revenues, selling and marketing expenses for the first quarter of 2024 increased to 69.7% from 60.0% for the prior year period. The increase was primarily due to increased investments in the Douyin platform, in line with the growing revenue contribution from Douyin, as well as the Company’s investments in new product launches and building brand equity across its portfolio.
•
General and Administrative Expenses. General and administrative expenses for the first quarter of 2024 were RMB140.1 million (US$19.4 million), as compared with RMB40.7 million for the prior year period. As a percentage of total net revenues, general and administrative expenses for the first quarter of 2024 increased to 18.1% from 5.3% for the prior year period. The increase was primarily attributable to the exceptionally low general and administrative expenses recorded in the prior year period as a result of the reversal of recognized share-based compensation expenses of RMB109.4 million due to the forfeiture of unvested awards granted to the Company’s former chief technology officer upon his resignation.

•
Research and Development Expenses. Research and development expenses for the first quarter of 2024 were RMB27.9 million (US$3.9 million), as compared with RMB24.2 million for the prior year period. As a percentage of total net revenues, research and development expenses for the first quarter of 2024 increased to 3.6% from 3.2% for the prior year period. The increase was primarily attributable to higher personnel costs, reflecting the Company’s commitment to enhancing its research and development capabilities.

Loss from Operations

Loss from operations for the first quarter of 2024 was RMB157.7 million (US$21.8 million), as compared with RMB7.2 million for the prior year period. Operating loss margin was 20.4%, as compared with 0.9% for the prior year period.

Non-GAAP loss from operations4 for the first quarter of 2024 was RMB107.0 million (US$14.8 million), as compared with RMB62.4 million for the prior year period. Non-GAAP operating loss margin was 13.8%, as compared with 8.1% for the prior year period.

Net Loss/Income

Net loss for the first quarter of 2024 was RMB124.9 million (US$17.3 million), as compared with net income of RMB50.7 million for the prior year period. Net loss margin was 16.1%, as compared with net income margin of 6.6% for the prior year period. Net loss attributable to Yatsen’s ordinary shareholders per diluted ADS5 for the first quarter of 2024 was RMB1.16 (US$0.16), as compared with net income attributable to Yatsen’s ordinary shareholders per diluted ADS of RMB0.42 for the prior year period.

Non-GAAP net loss for the first quarter of 2024 was RMB83.8 million (US$11.6 million), as compared with RMB25.8 million for the prior year period. Non-GAAP net loss margin was 10.8%, as compared with 3.4% for the prior year period. Non-GAAP net loss attributable to Yatsen’s ordinary shareholders per diluted ADS6 for the first quarter of 2024 was RMB0.78 (US$0.11), as compared with RMB0.24 for the prior year period.

4 Non-GAAP loss from operations is a non-GAAP financial measure. Effective from the fourth quarter of 2023, non-GAAP loss from operations is defined as loss from operations excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions and (iii) impairment of goodwill. Non-GAAP loss from operations for the prior year period presented in this document is also calculated in the same manner.

5 ADS refers to American depositary shares, each of which represents twenty Class A ordinary shares, effective from March 18, 2024. Prior to that date, each ADS represented four Class A ordinary shares. Unless otherwise stated, the current ADS ratio has been applied retrospectively to all periods presented in this document.

6 Non-GAAP net loss attributable to ordinary shareholders per diluted ADS is a non-GAAP financial measure. Non-GAAP net loss attributable to ordinary shareholders per diluted ADS is defined as non-GAAP net loss attributable to ordinary shareholders divided by the weighted average number of diluted ADS outstanding for computing diluted earnings per ADS. Effective from the fourth quarter of 2023, non-GAAP net loss attributable to ordinary shareholders is defined as net loss attributable to ordinary shareholders excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions, (iii) revaluation of investments on the share of equity method investments, (iv) impairment of goodwill, (v) tax effects on non-GAAP adjustments and (vi) accretion to redeemable non-controlling interests. Non-GAAP net loss attributable to ordinary shareholders per diluted ADS for the prior year period presented in this document is also calculated in the same manner.

Balance Sheet and Cash Flow

As of March 31, 2024, the Company had cash, restricted cash and short-term investments of RMB1.89 billion (US$261.4 million), as compared with RMB2.08 billion as of December 31, 2023.

Net cash used in operating activities for the first quarter of 2024 was RMB121.8 million (US$16.9 million), as compared with RMB20.2 million for the prior year period.

Business Outlook

For the second quarter of 2024, the Company expects its total net revenues to be between RMB858.6 million and RMB901.5 million, representing a year-over-year increase of approximately 0% to 5%. These forecasts reflect the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Exchange Rate

This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ were made at a rate of RMB7.2203 to US$1.00, the exchange rate in effect as of March 29, 2024, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. The Company makes no representation that any RMB or US$ amounts could have been, or could be, converted into US$ or RMB, as the case may be, at any particular rate, or at all.

Conference Call Information

The Company’s management will hold a conference call on Wednesday, May 22, 2024, at 7:30 A.M. U.S. Eastern Time or 7:30 P.M. Beijing Time to discuss its financial results and operating performance for the first quarter 2024.

United States (toll free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (toll free):	400-120-1203
Hong Kong, SAR (toll free):	800-905-945
Hong Kong, SAR:	+852-3018-4992
Conference ID:	6585471

The replay will be accessible through May 29, 2024, by dialing the following numbers:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	6585471

A live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.yatsenglobal.com/.

About Yatsen Holding Limited

Yatsen Holding Limited (NYSE: YSG) is a leading China-based beauty group with the mission of creating an exciting new journey of beauty discovery for consumers around the world. Founded in 2016, the Company has launched and acquired numerous color cosmetics and skincare brands including Perfect Diary, Little Ondine, Pink Bear, Galénic, DR.WU (its mainland China business), Eve Lom and EANTiM. The Company’s flagship brand, Perfect Diary, is one of the leading color cosmetics brands in China in terms of retail sales value. The Company primarily reaches and engages with customers directly both online and offline, with expansive presence across all major e-commerce, social and content platforms in China.

For more information, please visit http://ir.yatsenglobal.com/.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders and non-GAAP net income (loss) attributable to ordinary shareholders per diluted ADS, each a non-GAAP financial measure, in reviewing and assessing its operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents these non-GAAP financial measures because they are used by the management to evaluate operating performance and formulate business plans. Non-GAAP financial measures help identify underlying trends in its business, provide further information about its results of operations, and enhance the overall understanding of its past performance and future prospects. The Company defines non-GAAP income (loss) from operations as income (loss) from operations excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions and (iii) impairment of goodwill. The Company defines non-GAAP net income (loss) as net income (loss) excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions, (iii) revaluation of investments on the share of equity method investments, (iv) impairment of goodwill and (v) tax effects on non-GAAP adjustments. The Company defines non-GAAP net income (loss) attributable to ordinary shareholders as net income (loss) attributable to ordinary shareholders excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions, (iii) revaluation of investments on the share of equity method investments, (iv) impairment of goodwill, (v) tax effects on non-GAAP adjustments and (vi) accretion to redeemable non-controlling interests. Non-GAAP net income (loss) attributable to ordinary shareholders per diluted ADS is computed using non-GAAP net income (loss) attributable to ordinary shareholders divided by weighted average number of diluted ADS outstanding for computing diluted earnings per ADS.

However, the non-GAAP financial measures have limitations as analytical tools as the non-GAAP financial measures are not presented in accordance with U.S. GAAP and may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. Reconciliations of Yatsen’s non-GAAP financial measure to the most comparable U.S. GAAP measure are included at the end of this press release.

Safe Harbor Statement

This announcement contains statements that may constitute "forward-looking" statements which are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to," and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission ("SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company's beliefs, plans, outlook and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, which include but not limited to the following: the Company's growth strategies; its future business development, results of operations and financial condition; its ability to continue to roll out popular products and maintain popularity of existing products; its ability to anticipate and respond to changes in industry trends and consumer preferences and behavior in a timely manner; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; its ability to integrate newly-acquired businesses and brands; trends and competition in and relevant government policies and regulations relating to China's beauty market; changes in its revenues and certain cost or expense items; and general economic conditions globally and in China. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Yatsen Holding Limited

Investor Relations

E-mail: ir@yatsenglobal.com

Piacente Financial Communications

Hui Fan

Tel: +86-10-6508-0677

E-mail: yatsen@thepiacentegroup.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: yatsen@thepiacentegroup.com

YATSEN HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, per share data or otherwise noted)

	December 31,	March 31,	March 31,
	2023	2024	2024
	RMB'000	RMB'000	USD'000
Assets
Current assets
Cash and cash equivalents	836,888	1,298,618	179,857
Restricted Cash	21,248	21,285	2,948
Short-term investments	1,218,481	567,799	78,639
Accounts receivable, net	198,851	178,463	24,717
Inventories, net	352,090	349,546	48,412
Prepayments and other current assets	303,841	349,589	48,418
Amounts due from related parties	20,200	4,126	571
Total current assets	2,951,599	2,769,426	383,562
Non-current assets
Investments	618,752	623,672	86,378
Property and equipment, net	64,878	58,399	8,088
Goodwill, net	556,567	554,798	76,839
Intangible assets, net	671,396	649,758	89,990
Deferred tax assets	1,375	1,369	190
Right-of-use assets, net	114,348	95,732	13,259
Other non-current assets	27,100	27,391	3,794
Total non-current assets	2,054,416	2,011,119	278,538
Total assets	5,006,015	4,780,545	662,100
Liabilities, redeemable non-controlling interests and shareholders' equity
Current liabilities
Accounts payable	105,691	64,180	8,889
Advances from customers	41,579	34,743	4,812
Accrued expenses and other liabilities	391,217	377,372	52,265
Amounts due to related parties	9,431	21,520	2,980
Income tax payables	17,946	17,632	2,442
Lease liabilities due within one year	45,464	33,562	4,648
Total current liabilities	611,328	549,009	76,036
Non-current liabilities
Deferred tax liabilities	111,591	108,523	15,030
Deferred income-non current	30,556	26,616	3,686
Lease liabilities	67,767	62,218	8,617
Total non-current liabilities	209,914	197,357	27,333
Total liabilities	821,242	746,366	103,369
Redeemable non-controlling interests	51,466	51,466	7,128
Shareholders’ equity

Ordinary Shares (US$0.00001 par value; 10,000,000,000 ordinary shares authorized, comprising of 6,000,000,000 Class A ordinary shares, 960,852,606 Class B ordinary shares and 3,039,147,394 shares each of such classes to be designated as of December 31, 2023 and March 31, 2024; 2,030,600,883 Class A shares and 666,572,880 Class B ordinary shares issued as of December 31, 2023 and March 31, 2024; 1,487,546,132 Class A ordinary shares and 666,572,880 Class B ordinary shares outstanding as of December 31, 2023, 1,440,075,608 Class A ordinary shares and 666,572,880 Class B ordinary shares outstanding as of March 31, 2024)

	173	173	24
Treasury shares	(864,568)	(887,205)	(122,876)
Additional paid-in capital	12,260,208	12,254,541	1,697,234
Statutory reserve	24,177	24,177	3,348
Accumulated deficit	(7,345,153)	(7,469,752)	(1,034,549)
Accumulated other comprehensive income	60,200	62,777	8,699
Total Yatsen Holding Limited shareholders' equity	4,135,037	3,984,711	551,880
Non-controlling interests	(1,730)	(1,998)	(277)
Total shareholders' equity	4,133,307	3,982,713	551,603
Total liabilities, redeemable non-controlling interests and shareholders' equity	5,006,015	4,780,545	662,100

YATSEN HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the Three Months Ended March 31,
	2023	2024	2024
	RMB'000	RMB'000	USD'000
Total net revenues	765,396	773,355	107,108
Total cost of revenues	(196,667)	(172,407)	(23,878)
Gross profit	568,729	600,948	83,230
Operating expenses:
Fulfilment expenses	(51,916)	(51,448)	(7,125)
Selling and marketing expenses	(459,048)	(539,193)	(74,677)
General and administrative expenses	(40,741)	(140,099)	(19,403)
Research and development expenses	(24,178)	(27,926)	(3,868)
Total operating expenses	(575,883)	(758,666)	(105,073)
Loss from operations	(7,154)	(157,718)	(21,843)
Financial income	26,988	28,612	3,963
Foreign currency exchange loss	(5,549)	(7,633)	(1,057)
Income from equity method investments, net	19,060	3,276	454
Other income, net	17,517	6,305	873
Income (loss) before income tax expenses	50,862	(127,158)	(17,610)
Income tax (expenses) benefits	(186)	2,291	317
Net income (loss)	50,676	(124,867)	(17,293)
Net (income) loss attributable to non-controlling interests and redeemable non-controlling interests	(618)	268	37
Net income (loss) attributable to Yatsen's shareholders	50,058	(124,599)	(17,256)
Shares used in calculating loss per share (1):
Weighted average number of Class A and Class B ordinary shares:
Basic	2,236,250,264	2,141,156,030	2,141,156,030
Diluted	2,373,166,850	2,141,156,030	2,141,156,030
Net income (loss) per Class A and Class B ordinary share
Basic	0.02	(0.06)	(0.01)
Diluted	0.02	(0.06)	(0.01)
Net income (loss) per ADS (20 ordinary shares equal to 1 ADS) (2)
Basic	0.45	(1.16)	(0.16)
Diluted	0.42	(1.16)	(0.16)

	For the Three Months Ended March 31,
	2023	2024	2024
Share-based compensation expenses are included in the operating expenses as follows:	RMB'000	RMB'000	USD'000
Fulfilment expenses	651	76	11
Selling and marketing expenses	6,292	2,656	368
General and administrative expenses	(76,320)	31,627	4,380
Research and development expenses	1,979	1,318	183
Total	(67,398)	35,677	4,942

(1) Authorized share capital is re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to twenty votes on all matters that are subject to shareholder vote.

(2) Effective from March 18, 2024, the Company changed its ADS to Class A Ordinary Share ratio from one ADS representing four ordinary shares to one ADS representing twenty ordinary shares. The historical and present income (loss) per ADS have been adjusted retroactively for all periods presented to reflect this change.

YATSEN HOLDING LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the Three Months Ended March 31,
	2023	2024	2024
	RMB'000	RMB'000	USD'000
Loss from operations	(7,154)	(157,718)	(21,843)
Share-based compensation expenses	(67,398)	35,677	4,942
Amortization of intangible assets resulting from assets and business acquisitions	12,176	15,056	2,085
Non-GAAP loss from operations	(62,376)	(106,985)	(14,816)
Net income (loss)	50,676	(124,867)	(17,293)
Share-based compensation expenses	(67,398)	35,677	4,942
Amortization of intangible assets resulting from assets and business acquisitions	12,176	15,056	2,085
Revaluation of investments on the share of equity method investments	(19,146)	(7,039)	(975)
Tax effects on non-GAAP adjustments	(2,080)	(2,620)	(363)
Non-GAAP net loss	(25,772)	(83,793)	(11,604)
Net income (loss) attributable to Yatsen's shareholders	50,058	(124,599)	(17,256)
Share-based compensation expenses	(67,398)	35,677	4,942
Amortization of intangible assets resulting from assets and business acquisitions	11,912	14,782	2,047
Revaluation of investments on the share of equity method investments	(19,146)	(7,039)	(975)
Tax effects on non-GAAP adjustments	(2,080)	(2,620)	(363)
Non-GAAP net loss attributable to Yatsen's shareholders	(26,654)	(83,799)	(11,605)
Shares used in calculating loss per share:
Weighted average number of Class A and Class B ordinary shares:
Basic	2,236,250,264	2,141,156,030	2,141,156,030
Diluted	2,236,250,264	2,141,156,030	2,141,156,030
Non-GAAP net loss attributable to ordinary shareholders per Class A and Class B ordinary share
Basic	(0.01)	(0.04)	(0.01)
Diluted	(0.01)	(0.04)	(0.01)
Non-GAAP net loss attributable to ordinary shareholders per ADS (20 ordinary shares equal to 1 ADS) (1)
Basic	(0.24)	(0.78)	(0.11)
Diluted	(0.24)	(0.78)	(0.11)

(1) Effective from March 18, 2024, the Company changed its ADS to Class A Ordinary Share ratio from one ADS representing four ordinary shares to one ADS representing twenty ordinary shares. The historical and present income (loss) per ADS have been adjusted retroactively for all periods presented to reflect this change.